Reborn Coffee, Inc.

580 N. Berry Street

Brea, CA 92821

July 21, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington DC 20549

Attention:	Nicholas Lamparski (202-551-4695), Mara Ransom (202-551-3264),

Tatanisha Meadows at 202-551-3322 or Adam Phippen (202) 551-3336

RE:	Reborn Coffee, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 28, 2022

File No. 333-261937

Ladies and Gentlemen:

Reborn Coffee, Inc. (the “Company”) confirms receipt of the letter dated July 14, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Amendment No. 3 to Registration Statement on Form S-1 Filed June 28, 2022

Prospectus Summary
Our Company, page 1

1.	We note your response to Comment 1. However, it still doesn’t appear that each place you disclose Adjusted EBITDA margin, you present the comparable GAAP measure with equal or greater prominence. Specifically, please refer to pages 1, 2, 52, 53 and 67. As such, we re-issue the comment. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement to present the comparable GAAP measure with equal or greater prominence in each place we disclose Adjusted EBITDA.

Our Growth, page 8

2.	We note your revisions in response to comment 2 and your revised expectations around new store openings. In each place where you reference expectations around 20 franchise locations, acknowledge that you have not yet signed any franchise agreements and that such number is purely speculative, if true. Alternatively, if you have a basis for such number, please revise to provide it. Also, given your stated dependence upon proceeds from this offering to support 20 company-operated store openings, revise your Use of Proceeds to explicitly mention this intended use.

RESPONSE: We have revised the Registration Statement to state that we acknowledge that we have not yet signed any franchise agreements and that such number is purely speculative. We have also revised our use of proceeds sections to disclose that we anticipate using $3,000,000 of the proceeds from this offering to fund the opening of 20 company-operating stores, at an estimated $150,000 per store in response to the Staff’s comment.

Historical Consolidated Financial and Other Data
Other Financial and Operating Data, page 52

3.	The table discloses that three stores were open as of March 31, 2022 and seven open as of December 31, 2021. Please explain the change or revise your disclosure.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

4.	Tell us how you were able to calculate Comparable location sales growth percentages for the Three Months Ended March 31, 2022 when your explanation of this metric on page 57 states that you utilize AUV to do so and yet you state here that you do not calculate AUV for interim periods.

RESPONSE: We use a metric similar to the AUV calculation to measure comparable location sales growth for interim periods. We do not present the AUV disclosures for the interim periods because the analytic over shorter periods of time could result in skewed or unrepresentative results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 , page 56

5.	We note your updated disclosure that the increase in prices announced on your website is due to inflation. This disclosure indicates that inflation has caused an increase in the prices of raw green coffee beans, shipping and supplies, and nationwide increases in labor costs. We note your disclosure on page 66 that price increases have so far been able to accommodate the impact of inflation; however, please clarify when you implemented such price increases. Also, revise to state whether inflationary pressures have continued and increased since your price increase and, if so, how you are managing such increases. Revise to provide risk factor disclosure that discusses the impact of inflation and how it has historically impacted your prices, and could impact demand for your products and your profit margins, if true.

RESPONSE: The Company has updated its disclosures to disclose that as of the date of the prospectus, the price increases, in addition to other factors including operational efficiencies, continue to accommodate the impact of inflation since the date of the Company’s price increases and we have also added a risk factor with respect to the impact of inflation on our prices and how inflation may impact the Company in the future in response to the Staff’s comment.

Key Performance Indicators and Non-GA

AP Financial Measures, page 57

6.	We note your updated disclosure in response to comment 8 and re-issue in part. In the description of the chart on this page you use the terms “Comparable location sales growth” and use “Comparable shop sales growth” in the chart as if these terms are interchangeable. Please align the chart and the description or explain the use of the different terms.

RESPONSE: We have revised “comparable shop” to “comparable location” throughout the prospectus to address this inconsistency in response to the Staff’s comment.

Results of Operations

Three months ended March 31, 2021 Compared to Three months ended March 31, 2022, page 58

7.	In your discussion of period-to-period changes, revise to quantify the nature of the changes rather than provide qualitative descriptions. For example, rather than state that the increase in sales for the three-month period ended March 31, 2022 was “primarily” driven by new locations, quantify to the extent to which such locations contributed to increase in sales as compared to other factors you discuss here. Refer to Item 303(b) of Regulation S-K.

RESPONSE: The Company has revised its disclosures in this section to quantify the nature of the changes in response to the Staff’s comment in accordance with Item 303(b) of Regulation S-K.

8.	In your discussion of Product, food and drink costs, elaborate upon your reference to “seasonal fluctuations” in the cost of ingredients. Clarify how inflation impacts such costs, which you acknowledge elsewhere as a factor, and how inflationary pressures are distinguishable from seasonal pressures.

RESPONSE: The Company has revised its disclosures to elaborate on our reference to “seasonal fluctuations”, to clarify how inflation impacts costs and to distinguish seasonal pressures from inflationary ones in response to the Staff’s comment.

Business

Our Company, page 67

9.	We note your updated disclosure in response to comment 11 and re-issue the comment in part. We understand that you plan on opening an additional 20 company-operated retail locations and 20 franchise locations dependent on the proceeds of this offering. In addition, we note that you have already in 2022 opened two more corporate-owned locations and expect to open a third one by 2022 year-end. Please ensure that where you disclose your intention to open new stores, you include both the stores that will be opened dependent on this offering and those not depend on this financing, such as on page 68 of the registration statement. In addition, please ensure that the total number of stores currently open is updated throughout the registration statement as we note that on pages 1 and 54 you list or state that you are currently operating eight retail coffee locations yet on the same pages and on pages 67 and 71 you indicate that you are currently operating or identify nine locations, with inconsistent references to your identification of the Manhattan Beach location.

RESPONSE: The Company has revised its disclosures to make clear that the Company intends to use approximately $3,000,000 of the proceeds to open 20 company-owned retail locations (at approximately $150,000 per location), however if the Company does not consummate the offering, it intends to raise approximately $1,500,000 through public or private offerings to open 10 new company-owned retail locations in response to the Staff’s comment. The Company has also clarified throughout the Registration Statement that it currently operates eight stores, with one additional store in Manhattan Beach currently in development in response to the Staff’s comment.

Consolidated Shareholders’ Equity (Deficit), page F-5

10.	We read your response to comment 12 but cannot locate the revised disclosure, so we re- issue the comment. We note the 31,875 shares of common stock issued during 2021 with no impact on total shareholders’ equity. Please disclose the nature of this common stock issuance in the line item here or in footnote 12.

RESPONSE: The Company has added disclosure in footnote 12 to address the Staff’s comment above.

Notes to Consolidated Financial Statements
Note 12. Shareholders’ Equity

Issuance of Common Stock in Settlement of Antidilution Provisions, page F-22

11.	We read your response to comment 15 but could not locate your revised disclosure. In this regard, there is no disclosure related to your accounting treatment and you disclose that shareholders are entitled to the antidilution protection through the closing date of an underwritten public offering. Please advise. In addition, as previously requested, please tell us how you account for the antidilution provisions referencing specific guidance you relied upon. Finally, since the modification of the agreement did not occur until January 2022, please tell us the facts and circumstances that qualify the modification as a Type 1 subsequent event.

RESPONSE: The Company has added disclosure in footnote 12 to address the Staff’s comment above, and has made additional changes as a result. In regard to accounting guidance relied upon, we considered ASU 217-11, and specifically its effects on provisions within ASC 815 and ASC 480. We have modified the footnote disclosure to include this information. The first recording of additional shares under these provisions was for the year ended December 31, 2021. The Company had not recorded shares in periods previously because we had considered the number of issuable shares to be undetermined.  However, after reassessment of the accounting guidance in responding to the Staff’s comment, the Company has concluded that the incremental shares should have been reflected as deemed dividends and recorded as issuances of common stock as the rights were conveyed.  We have restated the financial statements to reflect this change.

Shareholder’s Equity

Class A Common Stock, page F-22

12.	We note the updated disclosure with regards to the issuer’s capital structure. We understand that in the new capital structure “Class A Common Stock” is now just referred to as “Common Stock,” as disclosed on page 49. Please ensure that the description of the current capital structure in this section, and elsewhere, is consistent throughout the registration statement.

RESPONSE: In response to the Staff’s comment, the Company did not revise the description of “Class A” or “Class B” common stock when such disclosures make reference to previously issued shares of such class, and the Company did revise such descriptions when such disclosures make reference to currently issued or authorized shares of common stock including, without limitation, in the Shareholder’s Equity section of the Company’s financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements
Nature of Operations, page F-28

13.	We note elsewhere in the registration statement the change from “royalty fees” to “loyalty fees” and the increased fee from “3%” to “5%.” However, in this section that update has not yet been made. Please ensure that the loyalty fee percentage disclosure is consistent throughout the registration statement or please explain why you deviate in this section.

RESPONSE: The Company has updated its disclosure to change “loyalty fees” to “royalty fees” and the change of “3%” to “5%” for consistency purposes in response to the Staff’s comment.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel, Matthew Ogurick, at 212/536-4085.

Very truly yours,

/s/ Jay Kim
Jay Kim, Chief Executive Officer

cc: Matthew Ogurick, Esq.